Cue Energy Resources Limited

A.B.N. 45 066 383 971

25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

03003806

3 February 2003

SUPPL

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

PROCESSED
MAR 03 2003
THOMSON
FINANCIAL

Yours faithfully,

Andrew M Knox
Chief Financial Officer

Enc.

SEC MAIL RECEIVED PROCESSING SECTION
FEB 10 2003
207
WASH. D.C.

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Oyong Gas Agreement Signed

Santos Limited, the operator for the Sampang PSC Offshore East Java, Indonesia, today announced the signing of a Heads of Agreement for the sale of the entire gas reserves of the Oyong field. A copy of the Santos release is attached.

Cue Comment

The signing of the Heads of Agreement for the sale of the entire gas reserves of the Oyong field is a significant milestone for Cue, which has a 15% interest in the Production Sharing Contract through its 100% owned subsidiary Cue (Sampang) Pty Ltd.

The gas sale, with associated oil production, will provide Cue with substantial cash flow over a period of several years and will compliment the revenue the company receives from the SE Gobe oil field in Papua New Guinea.

Santos has estimated that Oyong contains 90 billion cubic feet of recoverable gas with an initial, conservative, recovery of 5 million barrels of oil from the 80 million barrels of oil that are estimated to be in place in the oil column. Oyong has a 120 metre gas column underlain by a 38 metre oil column. The gas will be produced from three central wells and the oil initially from 2 or 3 horizontal wells. Because of the unique nature of the globigerina grainstone limestone reservoir, for which there is no producing analogue in the world, the oil wells will be initially produced at moderate rates to determine reservoir performance. Additional horizontal oil wells will be drilled as required and additional oil reserves may be produced, depending on field performance.

The Sampang PSC also contains a number of attractive undrilled prospects, one of which is assessed to have the potential to hold in excess of 2 trillion cubic feet of recoverable gas. Cue expects that two of these are likely to be drilled around mid year 2003.

Robert J Coppin
Chief Executive Officer

3 February 2003